Redwood Mortgage Investors VIII
900 Veterans Blvd., Suite 500
Redwood City, CA 94063

VIA EDGAR

May 24, 2010

Jessica Barberich
Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3010
Washington, DC  20549

Re:	Redwood Mortgage Investors VIII, a California Limited Partnership
Form 10-K for the year ended December 31, 2009
File No. 000-27816

Dear Ms. Barberich:

Redwood Mortgage Investors VIII, a California limited partnership (“Redwood”), respectfully requests additional time to respond to the comment letter, dated May 10, 2010, from the staff of the Securities and Exchange Commission, related to the above filing.  Redwood plans to submit its response on or before June 4, 2010.  Please contact me if this schedule is in any way a problem.

Thank you for your assistance.

Sincerely,

/s/ Michael R. Burwell
Michael R. Burwell
President and Chief Financial Officer
of General Partners of Redwood
Mortgage Investors VIII